Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Completes Acquisition of Bank of the West

TORONTO and CHICAGO, February 1, 2023 - BMO Financial Group (TSX: BMO) (NYSE: BMO), and its subsidiaries BMO Financial Corp. and BMO Harris Bank N.A. (together, “BMO”), announced today it has completed the acquisition of Bank of the West from BNP Paribas (XPAR: BNP).

BMO’s acquisition of Bank of the West brings nearly 1.8 million customers to BMO and extends its banking presence through more than 500 additional branches and commercial and wealth offices in key U.S. growth markets. As the 8th largest bank in North America by assets, BMO now has a strong position in three of the top five U.S. markets, a footprint in 32 states, expanded national specialty commercial businesses and a digital banking platform helping customers make real financial progress in all 50 states.

Until conversion of the banks’ systems, expected in early September 2023, customers will continue to be served through their respective BMO and Bank of the West branches, websites and mobile applications. In the coming months, BMO will provide Bank of the West customers with key information about how the combined bank will serve them, including the plan for the conversion of their accounts.

More information is available at: BMO Receives Regulatory Approval to Acquire Bank of the West

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of C$1.14 trillion as of October 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to plans for the combined operations of BMO and Bank of the West, and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the anticipated benefits from the proposed transaction, such as it growing our U.S. operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which Bank of the West currently operates; the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate Bank of the West; diversion of management time on transaction integration-related issues; increased exposure to exchange rate fluctuations; and those other factors discussed in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of the BMO 2022 Annual Report, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this press release is presented for the purpose of assisting shareholders and analysts in understanding the proposed transaction and may not be appropriate for other purposes.

SOURCE BMO Financial Group

For further information: Media Contact: Jeff Roman, Toronto - 416-867-3996, jeff.roman@bmo.com; Scott Doll, Chicago - 773-766-5439, scott.doll@bmo.com